New World Technologies, Inc.

1363 Veterans Memorial Highway, Suite 22

Hauppauge, New York 11788

October 23, 2019

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	New World Technologies, Inc.
Registration Statement on Form S-1
File No. 333-229390

Gentlepersons:

In regard to the above referenced Registration Statement, New World Technologies, Inc. (the “Company”) and its management acknowledge that:

*	Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

*	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NEW WORLD TECHNOLOGIES, INC.

/s/ Hank Tucker
President